                                 EXHIBIT 9(B)

                                                              Logo
                                                              TNE FUND GROUP

                                                              April 30, 1993


New England Mutual Life Insurance Company
501 Boylston Street
Boston, MA 02116

[on side panel: T N E Fund Group, 399 Boylston Street
 Boston, Massachusetts 02116]

Gentlemen:

     This is to advise you that New England Zenith Fund (the "Trust") has established two new series of shares, the Value Growth Series and the Avanti Growth Series. In accordance with the Additional Series provisions in Section 19 of the Transfer agency Agreement dated as of February 27, 1987 between the Trust and you, the Trust hereby requests that you act as Transfer and Dividend Disbursing Agent for the two new series under the terms of such Transfer Agency Agreement.

     Please indicate your acceptance of the foregoing by executing two copies of this Letter Agreement, returning one to the Trust and retaining one copy for your records.

     A copy of the Agreement and Declaration of Trust establishing New England Zenith Fund on file with the Secretary of State of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed with respect to the Fund on behalf of the Fund by officers of the Fund as officers and not individually and that the obligations of or arising out of this instrument are not binding upon any of the trustees, officers or shareholders individually but are binding only upon the assets and property belonging to the Fund.

By   /S/  Michael Martino
     --------------------------
     Michael Martino
     Vice President
     New England Zenith Fund


Agreed to this 30th day of April, 1993
               ----        -----

New England Mutual Life Insurance Company

By   /S/  H James Wilson
     ----------------------------